Alerian MLP Index ETNs

J.P.Morgan

The most liquid, actively traded MLP exchange traded note

- **Tracks the benchmark Alerian MLP Index**

- **Over $2.5 billion in market capitalization**[1]

- **One of the most liquid ways to access broad MLP exposure**

- **No tax-related[2] performance difference between the ETN's redemption values and the index values**

- **Issued by JPMorgan Chase & Co., a leading global financial services firm**

**Call 1-800-576-3529, email alerian_etn@jpmorgan.com
www.jpmorgan.com/etn**

- **Transparency:** access to energy MLPs via the Alerian MLP Index
- **Income:** quarterly payments based on MLP distributions
- **Benchmark Index:** the Alerian MLP Index is considered the benchmark for MLPs
- **Liquidity:** the most actively traded MLP ETN
- **No K-1 forms:** a single 1099
- **No leverage**

Total Returns for the Alerian MLP Index[6]

1 Year Return	33.08%
3 Year Return (Annualized)	16.27%

ETN Details:

Ticker	AMJ
Index	Alerian MLP Index (AMZ)
Issuer	JPMorgan Chase & Co.
Market Capitalization	$2,662,200,000[1]
Daily Average Trading Volume	973,000 Notes[3]
Current Yield (Net)	5.3%[4]
Primary Exchange	NYSE, Arca
Fee[5]	0.85% per annum

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.2 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands.

[1] This number, which equals the number of ETNs issued as of May 27, 2011 multiplied by the closing price of the ETNs on May 27, 2011, has in some cases been rounded for ease of presentation. A portion of the ETNs is held by an affiliate of JPMorgan Chase & Co.

[2] The tax consequences of the ETNs are uncertain.

[3] This number, which is a measure of the liquidity of the ETNs, is equal to the average number of the ETNs traded across all exchanges over the 3-month period from February 27, 2011 to May 27, 2011, as reported by Bloomberg, multiplied by the closing price of the ETNs on May 27, 2011. This number has been rounded for ease of presentation. The liquidity of the market for the ETNs may vary materially over time.

[4] Current Yield" equals the most recent quarterly coupon annualized and divided by the closing price of the ETNs on May 27, 2011, and rounded to one decimal place for ease of presentation. The current yield is not indicative of the coupon payments, if any, on the ETNs

[5] Tracking fee as defined in the pricing supplement dated April 1, 2011.

[6] Source Bloomberg. Calculated as of May 27, 2011. All index performance data is displayed without deducting fees. Historical performance is not indicative of future results.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-576-3529.

May 27, 2011